Exhibit

Exhibit Description

99.1	Announcement on 2011/01/26: UMC announced its unconsolidated operating results for the fourth quarter of 2010

99.2	Announcement on 2011/01/27:Represent subsidiary United Lighting Opto-electronic Inc. to announce related materials on merger

99.3	Announcement on 2011/01/31: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2011/02/10: Mainland Chinese company investment announcement on behalf of subsidiary, TLC Capital Co., LTD.

99.5	Announcement on 2011/02/21: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2011/02/23: Represent subsidiary MOS Art Pack Corporation to announce liquidation

99.7	Announcement on 2011/02/10: January Revenue

99.8	Announcement on 2011/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC announced its unconsolidated operating results for the fourth quarter of 2010

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/01/26
2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei
3.Financial and business related information:UMC Q4 2010 Financial and Operating Results.
4.If a press release is distributed, the content of the press release:United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the fourth quarter of 2010.Revenue from 4Q10 was NT$31.32 billion, a 4.1% quarter-over-quarter decrease from NT$32.65 billion in 3Q10, and a 12.9% year-over-year increase from NT$27.75 billion in 4Q09. Gross margin was 32.1%, with 21.1% operating margin, NT$6.42 billion net income, and NT$0.52 earnings per ordinary share. In 2010, revenue for the full year was NT$120.43 billion, with NT$23.90 billion net income, and NT$1.91 earnings per share.Dr. Shih-Wei Sun, CEO of UMC, said, “UMC is dedicated to the customer-driven development of advanced technologies and foundry manufacturing solutions. This commitment has led to considerable success in our efforts to broaden our customer base, optimize product mix, and boost profit capability. 2010 wafer shipments reached a record high of approximately 4.52 million 8-inch equivalent wafers, with revenue hitting another record high of NT$120.43 billion. Full-year operating profit, EPS, and an ROE of 11% also reached their highest levels in recent years. 2010 capital expenditures were US$1.8 billion. With the expansion of high-end capacities, 65nm and below revenue contribution for 4Q alone reached 35%, with 40nm products increasing to 5% of total revenue. Revenue contribution from 65nm and below products for the full year grew an impressive 170% as well.”Dr. Sun continued, “After experiencing growth momentum for over a year and a half at UMC, we anticipate revenue for the first quarter of 2011 to decline slightly due to appreciation of NT dollar, certain customers undergoing product and technology-node transitions, and other seasonal adjustments. UMC is optimistic about demand for high-end chips this year, with revenue contribution from 40nm growing quarterly in 2011 to become a main revenue driver. We will also begin 28nm customer-product pilot around the middle of this year. To satisfy customers’ technology and capacity requirements while ensuring both stable growth and long-term ROE, we plan to invest about the same amount of CAPEX as last year. Looking ahead in 2011, UMC will build upon its solid foundation and continue advancing its technologies and service quality to provide its global customers the most appropriate foundry solutions.”First Quarter of 2011 Outlook & Guidance -Wafer shipments: low single-digit percentage decline.Capacity utilization: approximately 90%. Gross margin: over 25%.
5.Any other matters that need to be specified:None.

Exhibit 99.2

Represent subsidiary United Lighting Opto-electronic Inc. to announce related materials on merger

1.Kind of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares):Merger
2.Date of occurrence of the event:2011/01/27
3.Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):POWER LIGHT TECH CO, LTD (existing company). After the merger, the company plans to change the name as United Lighting Opto-electronic Inc.;UNITED LIGHTING OPTO-ELECTRONIC INC. (extinguished company).
4.Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):POWER LIGHT TECH CO, LTD; UNITED LIGHTING OPTO-ELECTRONIC INC.
5.Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:UNITED LIGHTING OPTO-ELECTRONIC INC. is 93.69% subsidiaries of UMC¡FPOWER LIGHT TECH CO, LTD is 42.33 % Investee company of UMC The reason for the decision: Base on the consideration of group resources integration and the industrial economies of scale, which will have a positive effect on shareholders’ equity after merger.
6.Purpose/objective of the merger/acquisitionation:To integrate resources, improve operating performance and strengthen the Company’s overall competitiveness.
7.Anticipated benefits of the merger/acquisition:The merger will improve financial structure and reduce operating cost.
8.Effect of the merger or consolidation on net worth per share and earnings per share:It will reduce operating cost and has a positive effect on net worth per share and earning per share.
9.Share exchange ratio and basis of its calculation:Share exchange ration: All attended directors of two company’s unanimously approved this motion respectively. Based on each share of POWER LIGHT TECH CO, LTD. will be exchange into 1.94 share of UNITED LIGHTING OPTO-ELECTRONIC INC.Basis of calculations: The above exchange ratio is based on both net asset audited report on December 31, 2010
10.Scheduled timetable for consummation:The expected basis date of merger will be 2011/04/01.
11.Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company::The existing company takes all the rights and obligations of the extinguished company upon merger.
12.Basic information of companies participating in the merger:Company name: POWER LIGHT TECH CO, LTDDate of establishment: 2008/3/17 Capital: NT239,190,000 Chairman: J.L Lai General Manager: K.S. Wang Telphone:03-578-8191 Main Business: LED lighting manufacturing and sale Company name: UNITED LIGHTING OPTO-ELECTRONIC INC.Date of estabilishment: 2009/9/09 Capital: NT$80,0500,000 Chairman: W.N. SIN General Manager: K.S. Wang
Telphone: 03-563-0598 Main Business: LED lighting manufacturing and sale
13.Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):NA
14.Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:NA
15.Other important stipulations:NA
16.Do the directors have any objection to the present transaction?:None

Exhibit 99.3

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment.
2.Date of the occurrence of the event:2011/01/31
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume: one batch ; unit price:$729,626,400 NTD;Total transaction price: $729,626,400 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Applied Materials Italia S.r.l.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable.

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable.
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Follow by the company’s limited authority of decision-making and related management methods.
10.Name of the professional appraisal institution and its appraisal amount:Not applicable.
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable.
12.Is the appraisal report price a limited price or specific price?:Not applicable.
13.Has an appraisal report not yet been obtained?:Not applicable.
14.Reason an appraisal report has not yet been obtained:Not applicable.
15.Broker and broker’s fee:None.
16. Concrete purpose or use of the acquisition or disposition: For production.
17. Do the directors have any objection to the present transaction?: Not applicable.
18. Any other matters that need to be specified:None

Exhibit 99.4

Mainland Chinese company investment announcement on behalf of subsidiary, TLC Capital Co., LTD.

1.Date of occurrence of the event:2011/02/10

2.Method of the present increase (decrease) in investment:Signing of investment agreement for the investment in mainland Chinese company Xueren Network (Shenzhen) Co., Ltd. through YETI Group Limited (British Virgin Islands)
3.Transaction volume, price per unit, and total monetary amount of the transaction:6,152,584 shares, price per share US$0.4876, Total amount US$3,000,000.
4.Company name of the invested mainland Chinese company:
Xueren Network (Shenzhen) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company:US$17,580,000.
6.Amount of new capital increment currently planned by said invested mainland Chinese company:US$16,000,000.
7.Main business items of said invested mainland Chinese company:Engaged in the network hardware and software’s technological development
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:Unqualified opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB$94,064,242.58
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB$-22,273,256.89.
11.Amount of actual investment to date in said invested mainland Chinese company:None
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:According to the contract; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by TLC Capital Co. Ltd. and the investee company; The subscription price of rights issue; Chairman and Presidents’ Office
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: Investment Commission to date: US$35,350,887
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 23.76%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:15.44%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:15.50%
25.Total amount of actual investment in the mainland China area to date:US$18,499,500
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:12.43%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 8.08%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:8.11%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:Year 2008: -NT$2,469,706 Year 2009: NT$2,456,989
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: US$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified:The investment will be executed upon the approval of Investment Commission, MOEA.

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/12/16~2011/02/21
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 619,920,648 NTD; total transaction price: $ 619,920,648 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary MOS Art Pack Corporation to announce liquidation

1.Date of occurrence of the event:2011/02/23

2.Company name:MOS Art Pack Corporation

3.Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company

4.Reciprocal shareholding ratios:73.34%

5.Cause of occurrence:To facilitate future technology development, after thorough evaluation, it is proposed that UMC absorb MAP’s technical team and equipment; as such, the board of MAP proposed and passed a resolution to dissolve and liquidate the company.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.7

United Microelectronics Corporation
January 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
January	Invoice amount	6,927,285	5,944,227	983,058	16.54%
2011 year to date	Invoice amount	6,927,285	5,944,227	983,058	16.54%
January	Net sales	9,525,055	8,600,453	924,602	10.75%
2011 year to date	Net sales	9,525,055	8,600,453	924,602	10.75%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,745,400	—
Fair Value	(7,494)	0
Net Profit from Fair Value	(10,352)	0
Written-off Trading Contracts	1,538,376	0
Realized profit (loss)	15,948	0

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	0
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

United Microelectronics Corporation
For the month of January, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 31, 2010	Number of shares held as of January 31, 2011	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	December 31, 2010	January 31, 2011	Changes
N/A